Exhibit 99.1

Cheer Holding Forms Special Committee to Evaluate the Two Preliminary

Non-Binding Proposals to Acquire All of Its Shares

BEIJING, November 18, 2025 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding,” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced that its Board of Directors (the “Board”) has formed a special committee (the “Special Committee”) to, among other things, evaluate (i) the preliminary non-binding proposal letter, dated November 1, 2025, that it received from Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd., an existing shareholder of the Company, proposing to acquire all of the outstanding Class A ordinary shares of the Company, par value $0.001 per share (“Class A Shares”) that it does not hold for US$0.56 in cash per Class A Share, and (ii) the preliminary non-binding proposal letter, dated November 4, 2025, from Excel Ally Ventures Limited proposing to acquire all of the outstanding Class A Shares for US$0.52 in cash per Class A Share (collectively, the “Proposed Transactions”). The Special Committee is comprised of Chairman Bing Zhang, and independent directors, Messrs. Zhihong Tan and Yong Li, all of whom are disinterested directors with respect to the Proposed Transactions, with Chairman Zhang serving as the chairman. The Special Committee will have the right to retain advisors, including an independent financial advisor and independent legal counsel, to assist it in its evaluation.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has not made any decisions with respect to the Proposed Transactions. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposed Transactions or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to the Proposal Transactions or any other transaction, except as required under applicable law.

A copy of the proposal letters for the Proposed Transactions are available as exhibits to the Company’s Current Report on Form 8-K furnished with the Securities and Exchange Commission on November 5, 2025.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as Polaris Intelligent Cloud, CHEERS Telepathy, CHEERS Open Data Platform, CHEERS Video, CHEERS e-Mall, CheerReal, CheerCar, CheerChat, CHEERS Fresh Group-Buying E-commerce Platform, Digital Innovation Research Institute, CHEERS Livestreaming, variety show series, IP short video matrix, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s ecosystem, the Company is committed to consolidating and strengthening its core competitiveness, and achieving long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, that the Company will consider or accept a proposal to take the Company private, or the possibilities that competing offers will be made. The Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 10, 2025. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)